

Mail Stop 3561

January 14, 2016

Di Xiao
Chief Executive Officer
Takung Art Co., Ltd.
Flat/RM 03-04 20/F Hutchison House
10 Harcourt Road, Central, Hong Kong

> **Re: Takung Art Co., Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 24, 2015**
> **File No. 333-208209**
>
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 333-176329**

Dear Mr. Xiao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 18, 2016 letter.

General

1. In your response to comment 1, you state that "virtually no" trading in your stock occurred prior to November 25, 2015. You also respond that each private placement was completed before November 25, 2015. In light of these responses, please tell us how the selling stockholders were at market risk at the time of the private placements.

2. Also in your response to comment 1, you state that the "Selling Stockholders are acting in a manner that is consistent with this fiduciary duty . . . ." Yet you also state that, with the exception of Regeneration Capital Group, LLC, all of the selling stockholders are

individual investors. Please explain to whom these individual investors owe fiduciary duties.

3. With a view to understanding the governmental regulations to which your business may be subject, please tell us whether you intend to offer "trader" status to US persons.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operation of Takung, page 25

4. We reviewed your revisions to your disclosure in response to comment 3. In this regard, we were unable to recalculate commission revenue based on the current fee of 0.2% of the transaction value for all periods presented. For example, we computed commission revenue of $1,461,372 based on a fee of 0.2% on the transaction value of $730,685,981 for the year ended December 31, 2014. Please clarify for us how you derived the commission revenues reported based on the transaction values and percentage commission disclosed.

Executive Compensation, page 67

5. Please update the disclosure in this section to reflect the compensation paid to your named executive officers in the fiscal year ended December 31, 2015. Please refer to Regulation S-K Compliance and Disclosure Interpretation 117.05, available on our website.

Financial Statements

6. We reviewed the revisions to your disclosure in response to comment 7. Please retroactively adjust the number of shares disclosed within your Consolidated Statements of Operations and Comprehensive Income (Loss) on page 79 and Consolidated Statements of Stockholders Equity on page 80 to reflect the 1-for-25 reverse stock split.

You may contact Donna Di Silvio, Staff Accountant, at 202-551-3202 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Benjamin A. Tan, Esq.